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                                                                     EXHIBIT 2.1

                  AMENDMENT TO AGREEMENT AND PLAN OF MERGER


     This Amendment to Agreement and Plan of Merger (the "Amendment") is entered into this sixth day of December, 1998 by and among MEDTRONIC, INC., a Minnesota corporation ("Parent"), AC MERGER CORP., a Minnesota corporation and wholly-owned subsidiary of Parent ("Merger Subsidiary"), and AVECOR CARDIOVASCULAR INC., a Minnesota corporation (the "Company")

     WHEREAS, the Parent, Merger Subsidiary and the Company are parties to an Agreement and Plan of Merger dated as of July 12, 1998 (the "Agreement"); and

     WHEREAS, the Company's shareholders approved the Agreement and the related Plan of Merger at a Special Meeting of Shareholders held on October 28, 1998; and

     WHEREAS, following the shareholder approval, the Company received a letter dated November 23, 1998 from a third party making an offer to acquire the Company (the "Third Party Offeror") and engaged in discussions with the Third Party Offeror regarding the Third Party Offeror's proposal to acquire all of the Company's outstanding Common Stock at a price of $13 per share, payable in cash or stock (the "Alternative Offer"); and

     WHEREAS, after careful consideration of the Alternative Offer and discussions with Parent regarding the terms of this Amendment, the Company's Board of Directors has elected to terminate its discussions with Third Party Offeror and refrain from discussions with any other party seeking to acquire the Company, in order to secure for the benefit of the Company's shareholders the amended transaction with Parent and AC Merger Corp. as set forth in the Amendment; and

     WHEREAS, the parties hereto desire to amend the Agreement as set forth in this Amendment;

     NOW, THEREFORE, in consideration of the foregoing premises and the mutual agreements, provisions and covenants contained in this Amendment, the parties hereto agree as follows:

     1. Section 1.3(a) of the Agreement is hereby amended to read in its entirety as follows:

          1.3 CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any share of capital stock of the Company or Merger Subsidiary:


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          (a)  Each share of common stock of the Company, par value $.01 per share ("Company Common Stock"), issued and outstanding immediately prior thereto (except for Dissenting Shares, as defined in Section 1.4 hereof, and except for shares referred to in Section 1.3(b) hereof) shall be converted into the right to receive the fraction of a share (subject to adjustment as provided below, the "Conversion Fraction") of common stock of Parent, par value $.10 per share ("Parent Common Stock"), equal to $13 divided by the Parent Average Stock Price. The "Parent Average Stock Price" shall mean the average (rounded to the nearest full cent, with the cents rounded up if the third decimal place is 5 or more) of the daily closing sale prices of a share of Parent Common Stock as reported on the New York Stock Exchange ("NYSE") Composite Tape, as reported in The Wall Street Journal, for the 18 consecutive NYSE trading days ending on and including the second NYSE trading day immediately preceding the Effective Time.

          Notwithstanding the foregoing, if the sum of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time plus the number of shares subject to then outstanding options, warrants, or other rights to acquire shares of Company Common Stock (collectively, "Company Stock Acquisition Rights") is greater than 8,879,725 shares plus that number of shares issuable pursuant to the offering period in process as of July 12, 1998 under the Company's Employee Stock Purchase Plan or if the aggregate exercise price of all such Company Stock Acquisition Rights then outstanding is less than the aggregate exercise price reflected in Section 3.4 hereof, then the $13 amount per share of Company Common Stock, as described above, shall be reduced to an amount, if lower, equal to (i) $13 times [8,879,725 shares plus that number of shares issuable pursuant to the offering period in process as of July 12, 1998 under the Company's Employee Stock Purchase Plan] minus the aggregate exercise price reflected in Section 3.4 hereof plus the aggregate amount received by the Company as a result of any issuance of Company Common Stock after the date of this Agreement and prior to the Effective Time plus the aggregate exercise price of all Company Stock Acquisition Rights outstanding immediately prior to the Effective Time divided by
     (ii) the sum of (A) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time plus (B) the number of shares subject to Company Stock Acquisition Rights then outstanding.

          An appropriate adjustment shall similarly be made in the event that, prior to the Effective Time, the outstanding shares of Company Common Stock, without new consideration, are changed into or exchanged for a different kind of shares or securities through a reorganization, reclassification, stock dividend, stock combination, or other like change in the Company's capitalization. Notwithstanding the foregoing, nothing in this section shall be deemed to constitute authorization or permission for or consent from Parent or Merger


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     Subsidiary to any increase in the number of shares of Company Common
     Stock outstanding or subject to outstanding Company Stock Acquisition Rights, to any decrease in the exercise price of such Rights, or to any reorganization, reclassification, stock dividend, stock combination, or other like change in capitalization.

     2.   Article 2, "Closing" of the Agreement is hereby amended to add a new
Section 2.3 which shall read as follows:

          2.3  PAYMENT ON FAILURE TO CLOSE.

          (a) If the Closing does not occur on or before March 15, 1999 because the condition set forth in Section 6.1(e) has not been fulfilled (without regard to the limitation on the obligations of Parent and Merger Subsidiary set forth in the last sentence of Section 5.9) and notwithstanding any other provision of this Agreement to the contrary, then Parent will advance to the Company on such date (by wire transfer of immediately available funds to an account designated by the Company for this purpose) an amount equal to $10 million as an unsecured, interest-free loan (the "Failure to Close Loan"); provided, however, that Parent shall not be required to provide the Failure to Close Loan if the Company has intentionally and knowingly taken any action in breach of any provision of this Agreement, or intentionally and knowingly failed to take any action required to be taken by it pursuant to any provision of this Agreement, which causes or results in the failure to satisfy the condition set forth in Section 6.1(e). The Failure to Close Loan shall be subordinated to the prior payment of any other obligations of the Company. The purpose of the Failure to Close Loan is to recognize the time, efforts and expenses expended and incurred by the Company with respect to the transactions contemplated by this Agreement, the Company's willingness to terminate its discussions with the Third Party Offeror and agree to the terms of this Amendment (including without limitation the amendment of Section
     5.2 and the deletion of Section 7.1(f)) and the detriment likely to be suffered by the Company and its shareholders if the Merger is not completed. In the event that there is any dispute over whether or not Parent is obligated to make the Failure to Close Loan pursuant to this
     Section 2.3, Parent agrees that it shall deposit $10 million into an escrow account upon the institution by either the Company or Parent of any litigation, arbitration or other alternative dispute procedures related to this Section 2.3. The Failure to Close Loan shall be repaid to Parent or forgiven by Parent in the manner set forth in subparagraph (b) below notwithstanding any other language in this
     Section 2.3 regarding the subordination of the Failure to Close Loan or any other restrictions arising from other agreements, including loan agreements or other debt instruments, to which the Company may be a party. The Company will not be obligated to pay any interest to Parent or otherwise in respect of the Failure to Close Loan.


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          (b)  If the Company on or before March 15, 2000 enters into an agreement with any entity or group (other than Parent or any affiliate or agent of Parent) with respect to a merger, share exchange or other business combination, including without limitation a tender offer for all of the Company's outstanding capital stock, which provides the Company's shareholders the opportunity to sell all of their shares or convert all of their shares to equity in the acquiring entity (a "Subsequent Transaction") at a price or value per share of Company Common Stock equal to or greater than $13.00 per share (as adjusted pursuant to Section 1.3(a) hereof), then immediately upon entering into an agreement providing for such a Subsequent Transaction the Company shall repay to Parent the Failure to Close Loan. If the Company on or before March 15, 2000 enters into an agreement for a Subsequent Transaction which offers its shareholders less than $13.00 per share (as adjusted pursuant to Section 1.3(a) hereof), then immediately upon entering into an agreement providing for such a Subsequent Transaction the Company shall repay to Parent a portion of the Failure to Close Loan equal to $10 million less the product of (x) the difference between the $13.00 per share (as adjusted pursuant to Section 1.3(a) hereof) and the per share price to be paid in the Subsequent Transaction, multiplied by (y) the number of outstanding shares of the Company's Common Stock on the date of the agreement for the Subsequent Transaction, and Parent shall forgive the repayment of the balance of the Failure to Close Loan. If the Company does not enter into an agreement for a Subsequent Transaction on or before March 15, 2000, then on March 15, 2000 Parent shall forgive the repayment of the full amount of the Failure to Close Loan. For purposes of this paragraph, any non-cash consideration paid to the Company's shareholders by an acquiring entity (a) shall be, in the case of capital stock of the acquiring entity, valued based upon the market value on the date an agreement providing for a Subsequent Transaction is entered into, and (b) shall be, in the case of any other non-cash consideration, valued as determined in good faith by the Company based on the written opinion of the Company's investment banker.

          (c)  Parent acknowledges that the agreements contained in this
     Section 2.3 are an integral part of the transactions contemplated by this Amendment and this Agreement and are not a penalty, and that, without these agreements, the Company would not enter into this Amendment. The Company and Parent acknowledge that the Company will suffer irreparable harm if Parent does not pay the Company the Failure to Close Payment pursuant to subsection (a) above and that Parent will suffer irreparable harm if the Company proceeds with a Subsequent Transaction without repaying to Parent any amounts due to Parent pursuant to subsection (b) above. Accordingly, either party shall be entitled, in addition to any other right or remedy it may have at law or in equity, to an injunction, without the posting of a bond or other security, to enforce the foregoing provisions of this Section.

     3. Section 5.2 of the Agreement is hereby amended to read in its entirely as follows:


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          5.2  NO SOLICITATION.  From the date hereof until the termination of this Agreement, the Company will not and will cause its Subsidiaries and its and their respective officers, directors, employees, representatives, agents, or affiliates (including, but not limited to any investment banker, attorney, or accountant retained by the Company or any Subsidiary), to not, directly or indirectly, solicit, encourage, initiate, or participate in any way in discussions or negotiations with, or knowingly provide any information to, any corporation, partnership, person, or other entity or group (other than Parent or any affiliate or agent of Parent) concerning any merger, sale or licensing of any significant portion of the assets, sale of shares of capital stock (including without limitation any proposal or offer to the Company's shareholders), or similar transactions involving the Company or any Subsidiary (an "Alternative Proposal"), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal. The Company will promptly communicate to Parent the terms of any proposal or inquiry that it has received or may receive in respect of any such transaction or of any such information requested from it or of any such negotiations or discussions being sought to be initiated with the Company and may inform any third party who contacts the Company on an unsolicited basis concerning an Alternative Proposal that the Company is obligated hereunder to disclose such to Parent. Nothing in this section shall (x) permit the Company to terminate this Agreement (except as specifically provided in Article 7 hereof), (y) permit the Company to enter into any agreement with respect to an Alternative Proposal for as long as this Agreement remains in effect (it being agreed that for as long as this Agreement remains in effect, the Company shall not enter into any agreement with any person that provides for, or in any way facilitates, an Alternative Proposal), or (z) affect any other obligation of the Company under this Agreement while this Agreement remains in effect.

     4. Article 5 of the Agreement is hereby amended to add a new Section 5.20 to read as follows:

          5.20 SHAREHOLDER APPROVAL. Parent and Company agree that the approval of the Agreement by the Company's shareholders on October 28, 1998 is sufficient to authorize the Plan of Merger as amended by this Amendment without further shareholder approval.

     5. Section 6.2(a) of the Agreement is hereby amended to delete the period at the end of such section and add the following:

          and except for any inaccuracies that, individually or in the aggregate, have a Company Material Adverse Effect known to the Parent as of the date of this Amendment.

     6. Section 6.3(a) of the Agreement is hereby amended to delete the period at the end of such section and add the following:


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          and except for any inaccuracies that, individually or in the aggregate, have a Parent Material Adverse Effect known to the Company as of the date of this Amendment.

     7. Section 7.1(b) of the Agreement is hereby amended to read in its entirety as follows:

          (b) by either Parent or the Company if the Merger shall not have been consummated on or before March 15, 1999; provided, however, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure to consummate the Merger by such date.

     8. Section 7.1(d) of the Agreement is hereby deleted and should be replaced as follows:

          (d)  [Intentionally Omitted]

     9. Section 7.1(e) of the Agreement is hereby amended to read in its entirety as follows:

          (e) by Parent if any of the following actions are taken by the Company or its Board of Directors on the basis of a final court determination that the Company or its Board of Directors are obligated to do so notwithstanding the prohibitions of this Agreement: (i) the Company has not complied with its obligations under Section 5.2 in any material respect, (ii) the Board of Directors of the Company has recommended, approved, accepted, or entered into an agreement regarding, an Alternative Proposal, as defined in Section 5.2, (iii) the Board of Directors of the Company has withdrawn or modified in a manner adverse to Parent its recommendation of the Merger, or (iv) a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Stock is commenced, and the Board of Directors of the Company, within 10 business days after such tender offer or exchange offer is so commenced, either fails to recommend against acceptance of such tender offer or exchange offer by its shareholders or takes no position with respect to the acceptance of such tender offer or exchange offer by its shareholders;

     10. Section 7.1(f) of the Agreement is hereby deleted and should be replaced as follows:

          (f)  [Intentionally Omitted]

     11. Section 7.1(g) of the Agreement is hereby amended to read in its entirety as follows:

          (g) by Parent if (i) Parent is not in material breach of its obligations under this Agreement and (ii) there has been (x) a material breach by the Company of any of its


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     representations, warranties, or obligations under this Agreement or by an Affiliate of the Company under such person's affiliate's letter described in Section 5.6 or by an office or director of the Company under such person's Agreement to Facilitate Merger described in Section
     5.11 not known to Parent as of December 6, 1998, such that the conditions in Section 6.2 will not be satisfied, and the breach is not curable or, if curable, is not cured by the Company within 30 calendar days after receipt of the Company of written notice from Parent of such breach or (y) a willful and material breach by the Company of any of its representations, warranties, or obligations under this Agreement or by an Affiliate of the Company under such person's affiliate's letter described in Section 5.6 or by an office or director of the Company under such person's Agreement to Facilitate Merger described in Section
     5.11 arising after December 6, 1998, such that the conditions in Section
     6.2 will not be satisfied, and such breach is not curable or, if curable, is not cured by the Company within 30 calendar days after receipt of the Company of written notice from Parent of such breach (for purposes of this Section 7.1(g), a willful and material breach shall be deemed to have occurred if the Company or an Affiliate, as the case may be, has intentionally and knowingly taken, or intentionally and knowingly failed to take, any action which causes such material breach);

     12. Section 7.1(h) of the Agreement is hereby amended to read in its entirety as follows:

          (h) by the Company if (i) the Company is not in material breach of its obligations under this Agreement and (ii) there has been (x) a material breach by Parent of any of its representations, warranties, or obligations under this Agreement not known to the Company as of December 6, 1998, such that the conditions in Section 6.3 will not be satisfied, and the breach is not curable or, if curable, is not cured by Parent within 30 calendar days after receipt by Parent of written notice from the Company of such breach or (y) a willful and material breach by Parent of any of its representations, warranties, or obligations under this Agreement arising after December 6, 1998, such that the conditions in Section 6.3 will not be satisfied, and such breach is not curable or, if curable, is not cured by Parent within 30 calendar days after receipt by Parent of written notice from the Company of such breach (for purposes of this Section 7.1(h), a willful and material breach shall be deemed to have occurred if Parent has intentionally and knowingly taken, or intentionally and knowingly failed to take, any action which causes such material breach).

     13. Section 7.2(a) of the Agreement is hereby amended to read in its entirety as follows:

          7.2  EFFECT OF TERMINATION

          (a) In recognition of the time, efforts, and expenses expended and incurred by Parent with respect to the Company and the opportunity that the acquisition of the Company presents to Parent, if this Agreement is terminated pursuant to Section 7.1(e) or if there is a final court determination that the


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     Company or its Board is obligated to take any of the actions referenced in Section 7.1(e) and the Company or its Board does so, then the Company will pay to Parent immediately upon the date of entering into an agreement providing for an Alternative Proposal (if such agreement is entered into within 12 months of the termination of this Agreement or of the Company or the Board taking any such actions referenced in Section 7.1(e)), by wire transfer of immediately available funds to an account designated by Parent for such purpose, a fee equal to $2.75 million.
     The Company acknowledges that the agreements contained in this Section
     7.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, Parent would not enter into this Agreement. If the Company fails to pay promptly the fee due pursuant to this Section 7.2, the Company shall also pay to Parent Parent's costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of the unpaid fee under this section, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by Norwest Bank Minnesota, N.A. Any change in the interest rate hereunder resulting from a change in such prime rate shall be effective at the beginning of the day of such change in such prime rate.

     14. Except as expressly set forth herein, the Merger Agreement shall remain in full force and effect.

     15. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.


AVECOR CARDIOVASCULAR, INC.            MEDTRONIC, INC.


By:  /s/ Anthony Badolato              By   /s/ Michael D. Ellwein
   -------------------------------        -------------------------------
   Its:  CEO                              Its:  Vice President


                                       AC MERGER CORP.


                                       By   /s/ Michael D. Ellwein
                                          -------------------------------
                                          Its:  President


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